Filed Pursuant to Rule 433

Registration No. 333-153608-04

April 24, 2009

The Toledo Edison Company

Pricing Term Sheet

Issuer	The Toledo Edison Company
Ratings*	Baa2/BBB+ (Moody’s/S&P)
Principal Amount	$300,000,000
Security Type	7.25% Senior Secured Notes due 2020
Trade Date	April 21, 2009
Settlement Date	April 24, 2009; T+3
Maturity Date	May 1, 2020
Coupon Payment Dates	Semi-annual payments in arrears on May 1st and November 1st of each year, beginning on November 1, 2009
Benchmark	UST 2.750% due Feb 15, 2019
Benchmark Price	98-23
Benchmark Yield	2.901%
Reoffer Spread	+ 437.5 bps
Reoffer Yield	7.276%
Coupon	7.25%
Price	99.803%
Net Proceeds (%)	99.141%
Net Proceeds ($)	$297,421,500
Bookrunners	Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
CUSIP	889175BE4
Pro Forma Ratio of Earnings to Fixed Charges for the Fiscal Year Ended December 31, 2007	2.10
Pro Forma Ratio of Earnings to Fixed Charges for the Fiscal Year Ended December 31, 2008	2.03

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Recent Development

On April 21, 2009, during a scheduled refueling outage as part of the routine inspection by our affiliate, FirstEnergy Nuclear Operating Company (“FENOC”), a small area of degradation was identified in the steel liner of the containment building at the Beaver Valley Power Station Unit 1. On April 23, 2009, as the area was cleaned and further inspected by FENOC, a penetration was revealed in the steel liner in an area approximately one inch by three-eighths of an inch. The surrounding reinforced concrete wall (approximately three feet thick) remained intact. No release of radiation occurred.

FENOC notified the Nuclear Regulatory Commission, and FENOC is in the process of further investigating the cause and developing a repair plan. Other nuclear plants have experienced corrosion in these steel liners and addressed them by using established industry repair procedures. While FENOC currently anticipates that the repair will be completed in the ordinary course within the current outage for costs that are not material, FENOC is unable at this time to confirm the cost or the duration of the repair.

Until FENOC’s investigation is completed, FirstEnergy cannot predict the ultimate outcome of the continuing inspection and whether this will have a material impact on its financial or operational results. While this particular matter is not expected to have a direct financial or operational impact on FirstEnergy’s other utility subsidiaries or us — as we do not own or operate the plant – we cannot predict how any negative impact on FirstEnergy could adversely impact us or the other utility subsidiaries.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Credit Suisse Securities (USA) LLC by calling toll-free at 1-800-221-1037, Citigroup Global Markets Inc. by calling 1-877-858-5407, J.P. Morgan Securities Inc. by calling at 1-212-834-4533 or Morgan Stanley & Co. Incorporated by calling 1-866-718-1649.